February 27, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended March 3, 2012
Filed May 2, 2012
Form 8-K
Filed March 30, 2012
File No. 000-20184

Dear Ms. Jenkins:

The Finish Line, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to the comment received from the Staff of the Commission’s Division of Corporation Finance by letter dated February 20, 2013 related to our Form 10-K for the fiscal year ended March 3, 2012 and filed on May 2, 2012, and our Form 8-K filed on March 30, 2012. We have included the Staff's original comment below followed by our response to the comment.

Items 2.02, 8.01 and 9.01 Form 8-K filed on March 30, 2012

Exhibit 99.1

Reconciliations of GAAP to Non-GAAP Consolidated Statements of Income (Unaudited), page 9

Comment 1:
We note that you present full non-GAAP consolidated income statements for purposes of presenting your results of operations for the fourteen weeks and fifty three weeks ended March 3, 2012.  We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP costs of goods sold, interest income and selling, general and administrative expenses, etc) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting.  Please

Ms. Jenkins
United States Securities and Exchange Commission
February 27, 2013
Page

confirm to us that you will not present non-GAAP consolidated income statements in future filings.  Refer to Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.  As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

Response:
We acknowledge your comment, and confirm that we will not present non-GAAP consolidated income statements in future filings.  However, in future filings we may present one or more non-GAAP performance measures reconciled to the most comparable measures calculated in accordance with GAAP.

Pursuant to the Staff’s request, the Company hereby additionally acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving this concern of the Staff.  If you have any questions regarding our response to this comment or require further documentation and/or support related to our response, please contact Beau Swenson, the Company’s Chief Accounting Officer, at (317) 613-6950, or me at (317) 613-6914.

Sincerely,

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Chief Financial Officer